UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

MEDIFAST, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

58470H 10 1 (CUSIP Number)

MARCH 10, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 58470H 10 1

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). RNI-NV LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,238,830
6. Shared Voting Power 0
7. Sole Dispositive Power 1,238,830
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,830
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.1%*
12.	Type of Reporting Person (See Instructions) PN

*	Based upon disclosure in the issuer’s most recent annual report (Form 10-KSB, filed with the SEC on March 14, 2005) that 11,001,070 shares of the issuer’s common stock were outstanding as of December 31, 2004.

Page 2 of 4 pages

Item 1.	(a)	Name of Issuer MEDIFAST, INC.

	(b)	Address of Issuer’s Principal Executive Offices 11445 Cronhill Drive Owings Mills, MD 21117

Item 2.	(a)	Name of Person Filing

RNI-NV LIMITED PARTNERSHIP

	(b)	Address of Principal Business Office or, if none, Residence

530 South Las Vegas Boulevard Las Vegas, NV 89101

	(c)	Citizenship

Nevada

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

58470H 10 1

Item 3.	Not Applicable

Item 4.	Ownership.

See rows 5 through 11 of cover page

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Page 3 of 4 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2005	RNI-NV LIMITED PARTNERSHIP

	By:	RNI Nevada LLC,
Its General Partner

	By:	The Robert N. Iwamoto Jr. Trust dated December 30, 1988,
Its Manager

	By:	/s/ Robert N. Iwamoto Jr.
	Name:	Robert N. Iwamoto Jr.
	Title:	Trustee

Page 4 of 4 pages